Mail Stop 4561

May 8, 2009

John E. Wilkinson
President and CEO
First State Financial Corporation
22 S. Links Avenue
Sarasota, Florida 34236

Re:

    First State Financial Corporation
    Item 4.02 Form 8-K and Form 8-K/A filed April 23, 2009 and May 5, 2009
    File No. 000-50992

Dear Mr. Wilkinson:

    We have completed our review of your Form 8-Ks and have no further comments at this time.

    Sincerely,

    Hugh West
    Accounting Branch Chief